SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Soleno Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

834203309

(CUSIP Number)

Alexander Rakitin

Perceptive Advisors LLC

51 Astor Place, 10th Floor

New York, NY 10003

(646) 205-5340

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 834203309

1.	Names of Reporting Persons. Perceptive Advisors LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,770,792
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,770,792

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,770,792
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.1%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 834203309

1.	Names of Reporting Persons. Perceptive Life Sciences Master Fund, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,770,792
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,770,792

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,770,792
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.1%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 834203309

1.	Names of Reporting Persons. Joseph Edelman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,770,792
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,770,792

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,770,792
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.1%
14.	Type of Reporting Person (See Instructions) IN

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and supplemented as follows:

(a)

The information set forth in rows 11 and 13 of the cover pages to this Amendment No. 8 to Schedule 13D is incorporated by reference and assumes the exercise of pre-funded warrants held by the Reporting Persons to purchase 250,000 shares of the Issuer’s Common Stock (the “Pre-Funded Warrants”). The percentage set forth in row 13 is based on 43,117,432 shares of Common Stock outstanding as of October 31, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2024, and assumes the exercise of the Pre-Funded Warrants.

(b)	The information set forth in rows 7 through 10 of the cover pages to this Amendment No. 8 to Schedule 13D is incorporated by reference and assumes the exercise of the Pre-Funded Warrants.

(c)	Except as set forth on Schedule A, as amended and restated with this Amendment No. 8, no Reporting Person has effected any transaction in shares of Common Stock in the past sixty days.

(e)	On November 14, 2024, the Reporting Persons ceased being holders of 5% or more of the outstanding shares of the Issuer’s Common Stock.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 19, 2024

PERCEPTIVE ADVISORS LLC

By:	/s/ Joseph Edelman
Name: Joseph Edelman
Title:	Managing Member

PERCEPTIVE LIFE SCIENCES MASTER FUND, LTD.

By:	/s/ Joseph Edelman
Name: Joseph Edelman
Title: Managing Member

/s/ Joseph Edelman
JOSEPH EDELMAN

Schedule A

Fund	Date	Transaction	Number of shares	Price
Perceptive Life Sciences Master Fund, Ltd.	9/23/2024	Sell	16,717	$48.42
Perceptive Life Sciences Master Fund, Ltd.	9/24/2024	Short Sale	75,000	$47.27
Perceptive Life Sciences Master Fund, Ltd.	9/25/2024	Short Sale	37,233	$45.50
Perceptive Life Sciences Master Fund, Ltd.	10/01/2024	Short Sale	44,485	$49.45
Perceptive Life Sciences Master Fund, Ltd.	10/02/2024	Short Sale	36,315	$49.98
Perceptive Life Sciences Master Fund, Ltd.	10/03/2024	Short Sale	25,000	$49.19
Perceptive Life Sciences Master Fund, Ltd.	10/04/2024	Short Sale	50,000	$49.53
Perceptive Life Sciences Master Fund, Ltd.	10/07/2024	Short Sale	33,446	$48.12
Perceptive Life Sciences Master Fund, Ltd.	10/08/2024	Short Sale	50,000	$51.13
Perceptive Life Sciences Master Fund, Ltd.	10/08/2024	Short Sale	50,000	$56.07
Perceptive Life Sciences Master Fund, Ltd.	10/08/2024	Short Sale	50,000	$53.13
Perceptive Life Sciences Master Fund, Ltd.	10/08/2024	Short Sale	50,000	$55.33
Perceptive Life Sciences Master Fund, Ltd.	10/09/2024	Sell (options)	5,000	$3.80
Perceptive Life Sciences Master Fund, Ltd.	10/16/2024	Short Sale	37,493	$54.53
Perceptive Life Sciences Master Fund, Ltd.	10/17/2024	Short Sale	65,007	$53.44
Perceptive Life Sciences Master Fund, Ltd.	10/21/2024	Short Sale	9,841	$53.32
Perceptive Life Sciences Master Fund, Ltd.	10/22/2024	Short Sale	23,689	$53.96
Perceptive Life Sciences Master Fund, Ltd.	10/23/2024	Short Sale	21,775	$52.97
Perceptive Life Sciences Master Fund, Ltd.	11/12/2024	Sell	15,867	$57.21
Perceptive Life Sciences Master Fund, Ltd.	11/13/2024	Sell	25,000	$56.67
Perceptive Life Sciences Master Fund, Ltd.	11/14/2024	Sell	30,000	$54.59
Perceptive Life Sciences Master Fund, Ltd.	11/14/2024	Cover Short	1,551,977	N/A
Perceptive Life Sciences Master Fund, Ltd.	11/15/2024	Sell	29,133	$52.13
Perceptive Life Sciences Master Fund, Ltd.	11/18/2024	Sell	5,000	$52.07
Perceptive Life Sciences Master Fund, Ltd.	11/18/2024	Sell	10,000	$51.23
Perceptive Life Sciences Master Fund, Ltd.	11/18/2024	Sell	5,000	$52.15
Perceptive Life Sciences Master Fund, Ltd.	11/18/2024	Sell	4,783	$52.21
Perceptive Life Sciences Master Fund, Ltd.	11/19/2024	Sell	7,424	$51.53